Exhibit 25




                                  May 27, 1999



Dr. Shimon Eckhouse
ESC Medical Systems Ltd.
P.O. Box 240
Yokneam Industrial Park
Yokneam, Israel 20692

Dear Dr. Eckhouse:

     While we welcome the settlement reached in Israeli court yesterday moving the annual meeting date to June 23 from July 15 and consolidating it with the extraordinary meeting which we have called, we continue to believe that the shareholders would be best served by reaching an understanding with the current board, enabling us all to avoid an expensive and distracting proxy contest.

     Let us be perfectly clear: the issue at stake is NOT who controls the Company but, rather, assuring the shareholders that an independent Board of Directors committed to protecting and servicing their best interest is in place.

     This cannot be achieved by the proposal in your letter of May 24, 1999. Your proposal simply does not meet the requirement that the Board be fully and totally independent and, therefore, not designated by the current Board or by management. In addition, your proposal would create a potential for deadlock, since the Board would be comprised of an even number of directors.

     While we are not willing to compromise the objective that the vital interest of the shareholders be paramount, we are willing to make the following counterproposal in the expectation that your acceptance enables us all to avoid the distraction of a proxy contest and enables the Company to utilize all of its resources on its business:

     1.   The Board size would be fixed at eleven members;

     2. Effective immediately, the two management directors, Hillel Bachrach and Karen Sarid, would tender their resignations from the Board;


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     3.   Since your proposal indicates that you find Aharon Dovrat, Philip
          Friedman and Mark H. Tabak acceptable additions to the Board, all three individuals would be immediately added to the Board; and

     4. Immediately after the removal and addition to the Board of the individuals set forth in clauses (2) and (3) above, the newly constituted Board would work together in order to identify and add two additional independent individuals to the Board in order to create an eleven-member Board. Neither individual would have had any prior business or family affiliation with us, any current Board member or any current member of management. If two-thirds of the Board (with you abstaining) agree on the two additional candidates, then they would be added immediately to the Board. In the event that two-thirds of the non-management Board members are unable to identify and agree upon the addition of two such individuals by June 7, 1999, the presently existing Board would be entitled to identify two nominees to the Board, and we would be entitled to identify two nominees to the Board. The four nominees would then be presented to the shareholders for a vote at the shareholders meeting scheduled for June 23, 1999. With respect to the four nominees, the two nominees receiving the largest number of affirmative votes at the meeting would then be added to the Board. Both sides will agree to support the election of all other then current directors at the meeting.

     Your acceptance and implementation of this proposal would result in a deadlock-free Board consisting of eleven members, a majority of whom would be truly independent of management and of us.

     By now, I hope that it is unequivocally clear to you -- as I expect it will be to our fellow shareholders -- that the sole object is to enhance and deliver value to the Company's shareholders. We are not seeking to take control of the Company.

     If your Board agrees with our proposal at its meeting on Friday May 28, we can move toward its prompt implementation and avoid the unnecessary expense of a proxy contest.

                  We look forward to your reply.

                                Very truly yours,


/s/ Arie Genger                                         /s/ Barnard J. Gottstein


cc:  ESC Board of Directors




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